UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:      March 30, 2018

Sumitomo Mitsui Financial Group, Inc.

(Progress Report of Disclosed Notice) Notice regarding Change of Consolidated Subsidiaries

TOKYO, March 30, 2018

Sumitomo Mitsui Financial Group, Inc. (hereinafter, “SMFG”) announced, in the “Notice regarding Change of Consolidated Subsidiaries” dated September 26, 2017 and “(Progress Report of Disclosed Notice) Notice regarding Change of Consolidated Subsidiaries” dated February 15, 2018, that its consolidated subsidiaries would change. SMFG hereby announces that, as a result of having obtained all of the approvals and permissions from the relevant authorities regarding the business integration (hereinafter, the “Business Integration”) of the three banks, The Minato Bank, Ltd. (hereinafter, “Minato”), Kansai Urban Banking Corporation (hereinafter, “Kansai Urban”), and The Kinki Osaka Bank, Ltd. (hereinafter, “Kinki Osaka”), Kansai Urban has ceased to be the consolidated subsidiary of SMFG and has become an equity method affiliate of SMFG as of today.

1.	Background of the Change

Sumitomo Mitsui Banking Corporation (hereinafter, “SMBC”), which is a wholly-owned subsidiary of SMFG, at its board of directors meeting held on September 26, 2017, resolved to execute the business integration agreement regarding the Business Integration by respectively implementing (i) incorporation of an intermediate holding company “Kansai Mirai Financial Group, Inc.” (hereinafter, the “Holding Company”) by Resona Holdings, (ii) transfer of all the shares of Kinki Osaka owned by Resona Holdings to the Holding Company, (iii) the respective tender offers subject to the respective shares of common stocks of Minato and Kansai Urban by Resona Holdings, (iv) transfer of shares of Class 1 preferred stock of Kansai Urban owned by SMBC to Resona Holdings, and (v) share exchanges between Holding Company and both Minato and Kansai Urban, subject to the approval and permission of the relevant authorities, and executed the agreement to which Resona Holdings, SMFG, SMBC, Minato, Kansai Urban and Kinki Osaka are parties on September 26, 2017.

For details of the Business Integration, please refer to the “Notice concerning a Business Integration between The Minato Bank, Ltd., Kansai Urban Banking Corporation and The Kinki Osaka Bank, Ltd.” announced on September 26, 2017, and the “Notice concerning Partial Correction to the ‘Notice concerning a Business Integration between The Minato Bank, Ltd., Kansai Urban Banking Corporation, and The Kinki Osaka Bank, Ltd.’” announced on October 13, 2017.

As a result of having obtained all of the approvals and permissions from the relevant authorities regarding the Business Integration, pursuant to the Regulation on the Terminology, Forms and Preparation Methods of Financial Statements, Kansai Urban has ceased to be a consolidated subsidiary of SMFG and is hereby its equity method affiliate as of today.

2.	Schedule

Date of the Change	March 30, 2018

3.	Future Outlook

The impact on SMFG’s consolidated business performance for this fiscal year is under review, and if any matter that should be disclosed occurs in the future, SMFG will promptly disclose such matter.

End.